April 13, 2026

Aaron Reyes
Chief Financial Officer
Sunstone Hotel Investors, Inc.
15 Enterprise, Suite 200
Aliso Viejo, California 92656

        Re: Sunstone Hotel Investors, Inc.
            Form 10-K for the year ended December 31, 2025
            Filed on February 27, 2026
            Form 8-K filed on February 27, 2026
            File No. 001-32319
Dear Aaron Reyes:

       We have reviewed your filings and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 8-K filed on February 27, 2026
Unaudited Selected Statistical and Financial Data, page 2

1. We note your presentation of Adjusted FFO Attributable to Common Stockholders per
       Diluted share here and as part of your 2026 Outlook. In future periodic filings, please present with equal or greater prominence the most directly comparable measure calculated in accordance with GAAP for this non-GAAP financial measure. Refer to
       Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the Division's
       Corporation Finance Interpretations on Non-GAAP Financial Measures.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ameen Hamady at 202-551-3891 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters.
 April 13, 2026
Page 2



                 Sincerely,

                 Division of Corporation Finance
                 Office of Real Estate & Construction